December 28, 2010

Mr. Kevin Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form S-3
Filed November 8, 2010, Amended December 21, 2010
File No. 333-170470

Dear Mr. Vaughn:

Ener1, Inc. is pleased to respond to your letter dated December 27, 2010. Please see the following restatement of the comment described in the letter and our response thereto.

Exhibit 5.1

1.
We note your response to prior comment 4. However, it appears that Section 10.10 of Exhibits 4.31 and 4.32 state that the indenture is governed by New York law and that your opinion filed as Exhibit 5.1 is limited to Florida law. Please file a revised opinion of counsel that addresses the debt securities.

Response: We confirm that we have filed Pre-Effective Amendment No. 2 to the above-referenced Registration Statement adding the requested opinion as Exhibit 5.2.

In responding to the Staff’s comments on the Registration Statement, we acknowledge our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures we have made. When we request acceleration of the Registration Statement, we will provide a written statement acknowledging the points you referenced in your letter.

We would be pleased to discuss the foregoing response to the extent you require clarification or additional information. Please feel free to contact me at (212) 920-3500 ext. 104 or Robert Mazzeo of Mazzeo Song & Bradham LLP at (212) 599-0700.

Sincerely,

/s/ Nicholas Brunero
Nicholas Brunero
Vice President and General Counsel

Ener 1, Inc. 1450 Broadway, Suite 25C, New York, NY 10036
Phone 212 920 3500 / Fax 212 920 3510

www.Ener1.com